15045775

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 25 2015
Washington DC
404

SEC FILE NUMBER
8- 67704

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cedar Point Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4600 W. 77th Street, Ste 375
(No. and Street)

Edina (City) MN (State) 55435 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Boulay PLLP
(Name – *if individual, state last, first, middle name*)

7500 Flying Cloud Drive, Suite #800 (Address) Eden Prairie (City) MN (State) 55344 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, David Johnson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cedar Point Capital, LLC, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

TODD C. JOHNSON
Notary Public
State of Minnesota
My Commission Expires
January 31, 2017

Notary Public

Signature

CEO

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Cedar Point Capital, LLC

Financial Statements and Supplemental Information

Years Ended December 31, 2014 and 2013

Contents

BOULAY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
of Cedar Point Capital

We have audited the accompanying financial statements of Cedar Point Capital, LLC (the Company), which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Cedar Point Capital, LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplementary information contained in schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Boulay PLLP

Boulay PLLP

Minneapolis, MN
February 16, 2015

Boulay 7500 Flying Cloud Drive Suite 800 Minneapolis, MN 55344 (t) 952.893.9320 (f) 952.835.7296 BoulayGroup.com

BOULAY

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Cedar Point Capital, LLC
St. Louis Park, Minnesota

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Cedar Point Capital, LLC (CPC) as of December 31, 2013 and the related statements of operations, changes in member's equity and cash flows for the year then ended that you are required to file pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cedar Point Capital, LLC as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Boulay PLLP

Boulay PLLP

February 6, 2014
Minneapolis, Minnesota

Boulay 7500 Flying Cloud Drive Suite 800 Minneapolis, MN 55344 (t) 952.893.9320 (f) 952.835.7296 BoulayGroup.com

Member of Prime Global, A Global Association of Independent Firms

Cedar Point Capital, LLC

Statements of Financial Condition

	12/31/14	12/31/13
Assets		
Cash	$ 64,608	$ 77,958
Prepaid expenses	11,270	10,888
Furniture & equipment (net of depreciation of $13,607 and $11,644)	14,004	-
Other assets	2,500	-
Total assets	$ 92,382	$ 88,846
Liabilities		
Accrued expenses	$ 10,161	$ 12,005
Total liabilities	$ 10,161	$ 12,005
Member's equity		
Capital	$ 370,500	$ 370,500
Accumulated deficit	(288,279)	(293,659)
Total member's equity	82,221	76,841
Total liabilities & member's equity	$ 92,382	$ 88,846

The accompanying notes to Financial Statements are an integral part of this statement.

Cedar Point Capital, LLC

Statements of Operations

	Twelve months ended 12/31/14	12/31/13
Revenues		
Investment banking	$ 1,131,693	$ 970,141
Total revenues	$ 1,131,693	$ 970,141
Expenses		
Salaries and benefits	$ 719,694	$ 646,231
Contractor services	190,439	11,495
Sales commissions	89,893	173,069
Legal and audit	49,623	62,225
Occupancy and equipment rental	25,800	24,000
Regulatory	17,208	16,359
Communication	8,877	8,920
Promotion	2,823	3,640
Other	2,785	2,243
Travel	11,894	2,110
Depreciation	1,963	1,589
Office supplies	4,472	1,531
Insurance	842	576
Total expenses	$ 1,126,313	$ 953,988
Net income	$ 5,380	$ 16,153

The accompanying notes to Financial Statements are an integral part of this statement.

Cedar Point Capital, LLC

Statements of Changes in Member's Equity

Years Ended December 31, 2014 and 2013

Balance at December 31, 2012	$	32,688
Member's capital contributions		28,000
Member's capital withdrawals		-
2013 Net income		16,153
Balance at December 31, 2013	$	76,841
Member's capital contributions		-
Member's capital withdrawals		-
2014 Net income		5,380
Balance at December 31, 2014	$	82,221

The accompanying notes to Financial Statements are an integral part of this statement.

Cedar Point Capital, LLC

Statements of Cash Flows

	Twelve months ended 12/31/14	12/31/13
Operating activities		
Net income	$ 5,380	$ 16,153
Adjustments:		
Depreciation	1,963	1,589
Changes in assets & liabilities:		
Prepaid expenses	(382)	(547)
Other assets	(2,500)	-
Accrued expenses	(1,844)	(69,721)
Net cash provided by (used for) operating activities	2,617	(52,526)
Investing activities		
Purchases of fixed assets	(15,967)	-
Net cash used for investing activities	(15,967)	-
Financing activities		
Member's capital contributions	-	28,000
Net cash provided by financing activities	-	28,000
Net decrease in cash	(13,350)	(24,526)
Cash at beginning of period	77,958	102,484
Cash at end of period	$ 64,608	$ 77,958

The accompanying notes to Financial Statements are an integral part of this statement.

1. Summary of Significant Accounting Policies

Description of Business

Cedar Point Capital, LLC (CPC) advises corporations concerning capital needs and determining the most advantageous means for raising capital. CPC acts as an agent in private placements of debt and equity securities. CPC began operations on April 27, 2007 and is a Minnesota limited liability company.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. The most sensitive estimates affecting the financial statements involved the calculation of the fair value of warrants received in conjunction with CPC's agency transactions, which were distributed as compensation to the CPC's employees and independent brokers.

Revenue Recognition - Investment Banking

Investment banking revenues include fees arising from private placement securities offerings in which CPC acts as an agent. Investment banking revenues are recorded at the time the underwriting is completed and the income is reasonably determinable, which is when the shares are issued by the client.

Furniture and Equipment

Furniture and equipment are stated at cost. Furniture and equipment are depreciated using a straight-line method over estimated useful lives of three to seven years. Repairs and maintenance are expensed as incurred. When equipment is disposed of, the related cost and accumulated depreciation are removed from the respective accounts and any gain or loss on dispositions is included in operations. CPC reviews its furniture and equipment for impairment whenever events indicate the carrying amount of the asset may not be recoverable.

1. Summary of Significant Accounting Policies (continued)

Cash Equivalents

CPC considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. CPC maintains its cash with large financial institutions; the amounts held in these accounts may exceed federally insured levels.

Income Taxes

CPC is organized as a limited liability company under Minnesota state law. As a single member limited liability company, CPC's earnings pass through to the owners and are taxed at the owners' level. Accordingly, no income tax provision has been calculated or recorded in the accompanying financial statements.

Additionally, management evaluates CPC's tax positions, including its status as a tax-exempt, pass-through entity for federal and state tax purposes, and has determined that CPC has taken no uncertain tax positions that require adjustment to the consolidated financial statements.

CPC will recognize future accrued interest and penalties related to unrecognized tax benefits in income tax expense if incurred. CPC could be subject to Federal and state of Minnesota tax examinations by tax authorities for years 2011 through 2014.

Allocation of Profits and Losses

Profits and losses are allocated among members in proportion to their percentage interests.

Reclassification for Prior Year Presentation

Certain prior year amounts have been reclassified for consistency with the current period presentation. These reclassifications had no effect on the reported results of operations. Payments for 2013 contractor services of $11,495 have been reclassified from 2013 salaries and benefits contractor services to conform to the current year presentation.

2. Net Capital Requirements

CPC, as a registered broker-dealer in securities, is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1). Under the computation provided by the Uniform Net Capital Rule, CPC is required to maintain net capital equal to to the greater of $5,000 or 6 2/3% of aggregate indebtedness. At December 31, 2014, CPC had net capital, as computed under the rule, of $54,447 which was $49,447 in excess of required net capital.

3. Commitments and Contingencies

Leases

All lease expense is recorded in occupancy and equipment rental line item on the Statement of Operations. From February 2010 to March 2014 CPC leased office space on a month-to-month basis in St. Louis Park, MN that amounted to $6,000 and $24,000 on the 2014 and 2013 Statements of Operations, respectively. During April 2014 CPC began leasing office space on a month-to-month basis in Edina, MN that amounted to $19,800 on the 2014 Statement of Operations. CPC has a $2,500 security deposit associated with this lease that is reflected in other assets on the on the 2014 Statement of Financial Condition.

4. Employee Benefit Plans

In 2011, CPC initiated a 401(k) and profit-sharing plan that permits eligible employees to defer a portion of their compensation through payroll deductions and provides matching contributions. CPC matches 100% of the participant's contributed pay to the 401(k) plan, subject to Internal Revenue Service limits. Employees may contribute up to 25% of their compensation to the 401(k) plan. Employer contributions are made to the profit-sharing plan at the discretion of CPC's Board of Directors. Participant contributions, matching contributions and profit sharing contributions immediately vest. The 401(k) and profit-sharing plan was terminated on March 13, 2013. The costs of administering the 401(k) plan, profit sharing plan and the employer contributions were zero and $480 for the twelve months ended December 31, 2014 and 2013, respectively.

5. Related Party Transactions

David Johnson, CEO of CPC, is a member of the Board of Directors of Ultra Green Packaging, Argos Risk, Cardia, Real Time Translation and formerly a member of the Board of Directors of Dgimed Ortho and Indigo Identityware. David Johnson is also a shareholder in Cardia. See below for the amount of CPC revenue generated from these companies.

Company	Board Member	2014 Revenue	% of Total 2014 Revenue	2013 Revenue	% of Total 2013 Revenue
Ultra Green Packaging	David Johnson	$ 410,590	36.3%	$ -	0.0%
Argos Risk	David Johnson	114,701	10.1%	147,550	15.2%
Dgimed Ortho	David Johnson	96,910	8.6%	84,642	8.7%
Cardia	David Johnson	-	0.0%	131,000	13.5%
Real Time Translation	David Johnson	-	0.0%	39,000	4.0%
Indigo Identityware	David Johnson	-	0.0%	14,947	1.5%

Richard Nigon, a sales representative with CPC, is a member of the Board of Directors of VBOX. See below for the amount of CPC revenue generated from VBOX.

Company	Board Member	2014 Revenue	% of Total 2014 Revenue	2013 Revenue	% of Total 2013 Revenue
VBOX	Richard Nigon	$ 231,201	20.4%	$ 338,000	34.8%

6. Subsequent Events

CPC has evaluated subsequent events through February 16, 2015, which is the date the financial statements were available to be issued. No subsequent events that required disclosure were noted.

Cedar Point Capital, LLC

Schedule I.

Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities & Exchange Commission

December 31, 2014

Total member's equity		$	82,221
Deductions and/or charges:			
Nonallowable assets:			
Furniture and equipment	14,004		
Prepaids	11,270		
Other assets	2,500		
			27,774
Net capital before haircuts on securities positions			54,447
Haircuts on securities positions			-
Net capital		$	54,447
Aggregate Indebtedness		$	10,161
Minimum net capital required		$	5,000
Excess net capital		$	49,447
Percentage of net capital to aggregate indebtedness to net capital debits			19%

There were no material differences between the audited Computation of Net Capital included in this report and the corresponding schedule included in CPC's unaudited December 31, 2014 Part IIA FOCUS filing.

Cedar Point Capital, LLC

Schedule II.

Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2014

CPC is exempt from Rule 15c3-3 under Subparagraph k (2)(i) and does not possess, control or otherwise hold client/customer funds or securities.

Cedar Point Capital, LLC

Schedule III.

Reconciliation of Computation of Net Capital and the Computation for Determination of the Reserve Requirements of the Securities and Exchange Commission

December 31, 2014

CPC operates on a fully disclosed basis under Rule 15c3-1 Subparagraph (a)(2) and does not hold client/customer funds or securities. Thus, no reconciliation is necessary.

BOULAY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Cedar Point Capital, LLC

We have reviewed management's statements, included in the accompanying Exemption Report under Rule 15c3-3(k)(2)(i), in which (1) Cedar Point Capital, LLC ("the Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (the "exemption provisions") and (2) the Company stated that they met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Boulay PLLP

Minneapolis, MN
February 16, 2015

Boulay 7500 Flying Cloud Drive Suite 800 Minneapolis, MN 55344 (t) 952.893.9320 (f) 952.835.7296 BoulayGroup.com

Cedar Point Capital, LLC

February 16, 2015

RE: <u>Exemption Report claimed under Rule 15c3-3(k)(2)(i)</u>

Dear Boulay:

In connection with your engagement to perform a review of Cedar Point Capital, LLC Exemption Report under Rule 15c3-3(k)(2)(i) for the year ended December 31, 2014, which has been filed by management pursuant to Rule 17a-5 of the Securities and Exchange Act of 1934.

We confirm to the best knowledge and belief, Cedar Point Capital, LLC has met the exemption provision of Rule 15c3-3(k)(2)(i) of the securities Exchange Act of 1934 as the Company's transactions are limited to the sale and redemption of redeemable securities of registered investment companies separate account and the Company promptly transmits all funds. Accordingly, the Firm is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers" customarily referred to as the Reserve Bank Account.

We have made available to you all information that we believe is relevant to determine that we have met the exemption provision of Rule 15c3-3(k)(2(i).

We have responded fully to all inquiries made to us by you during the engagement.

No events have occurred subsequent to December 31, 2014 that Cedar Point Capital, LLC would not have met the exemption provisions of Rule 15c3-3(k)(2)(i).

Your report is intended solely for the information and use of Cedar Point Capital, LLC and the Securities and Exchange Commission and Financial Industry Regulatory Authority, Inc. and is not intended to be and should not be used by anyone other than those specified parties.

Mr. David Johnson, CEO

4600 W. 77th Street, Ste 375 Edina, MN 55435
Member – Securities Investor Protection Corporation

BOULAY

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

Board of Directors
Cedar Point Capital, LLC
Edina, Minnesota

In accordance with rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Cedar Point Capital, LLC (the Company), and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for the Company's compliance with these requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we preformed and our findings are as follows:

1. Compared the listed assessment payment in Form SIPC-7 with respective cash disbursement records entries in the check register noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers of income and expense, including monthly internal comparative income statements, for the year ending December 31, 2014 noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers of income and expense, including internal comparative income statements, for the year ended December 31, 2014 supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we did not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Boulay PLLP

Certified Public Accountants

Minneapolis, Minnesota
February 16, 2015

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 12/31/2014
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

19*19*********2651*********************MIXED AADC 220
067704 FINRA DEC
CEDAR POINT CAPITAL LLC
4600 W 77TH ST STE 375
EDINA MN 55435-4912

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) $ 2,829

B. Less payment made with SIPC-6 filed (exclude interest) (1,406)

7/24/2014
Date Paid

C. Less prior overpayment applied (-)

D. Assessment balance due or (overpayment) 1,423

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum -

F. Total assessment balance and interest due (or overpayment carried forward) . $ 1,423

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 1,423

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Cedar Point Capital LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Financial Operations Principal / CFO
(Title)

Dated the 12 day of January , 20 15 .

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2014 and ending 12/31/2014

Item No. | **Eliminate cents**

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) — $ 1,131,693

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions — —

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______

(Deductions in excess of $100,000 require documentation) ______

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions — —

2d. SIPC Net Operating Revenues — $ 1,131,693

2e. General Assessment @ .0025 — $ 2,829

(to page 1, line 2.A.)